Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-185242

American Express Company
750,000 Depositary Shares, Each Representing a 1/1,000th Interest in a 5.200% Fixed Rate/Floating Rate Noncumulative Preferred Share, Series B
$1,000 Liquidation Preference Per Depositary Share

Pricing Term Sheet
November 5, 2014

Issuer:	American Express Company

Securities Offered:	750,000 Depositary Shares, each representing a 1/1,000th interest in a 5.200% Fixed Rate/Floating Rate Noncumulative Preferred Share, Series B (the “Series B Preferred Shares”)

Expected Ratings*:	Baa3 (Stable outlook) / BB+ (Stable outlook) / BBB- (Stable outlook) (Moody’s / S&P / Fitch)

Trade Date:	November 5, 2014

Settlement Date:	November 10, 2014 (T+3 days)

Maturity:	Perpetual

Liquidation Preference:	$1,000,000 per Series B Preferred Share (equivalent to $1,000 per depositary share)

Aggregate Liquidation Preference:	$750,000,000

Public Offering Price:	$1,000 per depositary share

Underwriting Discount:	$10 per depositary share

Net Proceeds to the Issuer, Before Expenses:	$742,500,000 ($990 per depositary share)

Dividend Rate and Payment Dates:

When, as and if declared by the board of directors of the American Express Company, or a duly authorized committee thereof, out of funds legally available for such payments, (i) from the Settlement Date to, but excluding, November 15, 2019, at an annual rate of 5.200% payable semi-annually in arrears and on a noncumulative basis, on May 15 and November 15 of each year, beginning on May 15, 2015, and (ii) from, and including, November 15, 2019, at an annual rate equal to three-month LIBOR plus 3.428% payable quarterly in arrears on a noncumulative basis, on February 15, May 15, August 15 and November 15 of each year, beginning on February 15, 2020.

Redemption at Issuer’s Option:

American Express Company may redeem the Series B Preferred Shares, and thus redeem a proportionate number of depositary shares, (i) in whole or in part, from time to time, on any dividend payment date on or after November 15, 2019, or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Event (as defined in the preliminary prospectus supplement dated November 5, 2014 related to this offering), in each case at a cash redemption price equal to $1,000,000 per Preferred Share (equivalent to $1,000 per depositary share) plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to, but excluding, the redemption date.

Sinking Fund:	Not applicable

Listing:	None

CUSIP/ISIN:	025816 BJ7/US025816BJ74

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:	Lloyds Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

Junior Co-Managers:	Mischler Financial Group, Inc. The Williams Capital Group, L.P.

*Note: An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the depositary shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus dated December 3, 2012) and a preliminary prospectus supplement, dated November 5, 2014, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Citigroup Global Markets Inc. by calling (800) 831-9146; Deutsche Bank Securities Inc. by calling (800) 503-4611; Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: (201) 793-5170, facsimile: (212) 902-9316, email: prospectus-ny@ny.email.gs.com; Merrill Lynch, Pierce, Fenner & Smith Incorporated, by calling (800) 294-1322; or Wells Fargo Securities, LLC by calling (800) 645-3751.